SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC  20549

                                     FORM 12b-25

Commission File Number  0-26676

                             NOTIFICATION OF LATE FILING

(Check One): Form 10-KSB  Form 11-K  Form 20-F [X] Form 10-QSB
Form N-SAR
For Period Ending: 3/31/97
Transition Report on Form 10-K        Transition Report on Form 10-Q
Transition Report on Form 20-F        Transition Report on Form N-SAR
Transition Report on Form 11-K

Read the attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                           Part I.  Registrant Information

Full name of registrant Multimedia Concepts International, Inc.
Former name if applicable

                              448 West 16th Street
            Address of principal executive office (Street and number)

                            New York, New York 10011
                            City, State and Zip Code

                         Part II. Rule 12b-25(b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

X (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

X (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report on transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached is applicable.

                                Part III.  Narrative

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attached extra sheets if needed.)

         SEE APPENDIX A ATTACHED HERETO.

                             Part IV.  Other Information

         (1) Name and telephone number of person to contact in regard to this notification

David S. Klarman, Klarman & Associates       (510) 830-8801
(Name)                                       (Area Code)(Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
X Yes    No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

  Yes    X No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                     Multimedia Concepts International, Inc.
                    (Name of registrant as specified in charter)

Has cause this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date May 14, 1997                By       /s/ Sheikhar Boodram
                                               Sheikhar Boodram, President

         Instruction.       The form may be signed by an executive officer of
the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be type or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                      ATTENTION

         Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001)

                                GENERAL INSTRUCTIONS

         1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

         2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-
3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

         3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

         4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

         5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule
202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

         APPENDIX A

         The Company had not received its audited statements with respect to the period ending March 31, 1997, until May 1997 and therefore could not compute its unaudited numbers for this period in a timely manner.